October 13, 2016

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re: Starcore International Mines Ltd.
Registration Statement on Form 20-FR12G
Filed August 12, 2016
SEC File No. 000-50922

Further to the Company’s registration statement filed with the Securities and Exchange Commission (the “Commission”) on Form 20-FR12G under the Securities Exchange Act of 1934, as amended, and all amendments filed with respect thereto, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure and response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Starcore International Mines Ltd.

By:

/s/

Gary Arca, Chief Financial Officer